Filed by FB Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Southern States Bancshares, Inc.
Commission File No.: 001-40727
Date: March 31, 2025

The following is a transcript of a conference call held on March 31, 2025 relating to the announcement of the proposed merger between FB Financial Corporation and Southern States Bancshares, Inc.

FB Financial Corporation Conference Call
Monday, March 31, 2025, 8:00 AM Central Time

Executives:
•Chris Holmes; FB Financial Corporation; President and Chief Executive Officer
•Michael Mettee; FB Financial Corporation; Chief Financial Officer

Analysts:
•Catherine Mealor; Keefe, Bruyette & Woods
•Stephen Scouten; Piper Sandler
•Russell Gunther; Stephens
•Brett Rabatin; Hovde Group
•Christopher Marinac; Janney Montgomery Scott

Operator: Good morning and welcome to the FB Financial Corporation's Conference Call regarding their Proposed Combination with Southern States Bancshares Incorporated.

Hosting the call today from FB Financial are Chris Holmes, President and Chief Executive Officer; and Mr. Michael Mettee, Chief Financial Officer.

Please note FB Financial's press release and the morning's presentation are available on the Investor Relations page of the company's website at www.firstbankonline.com.

Today's call is being recorded and will be available for replay on FB Financial's website approximately two hours after the completion of the call.

At this time, all participants have been placed in a listen-only mode. The call will be open for questions after the presentation.

During the presentation, FB Financial may make comments which constitute forward- looking statements under the Federal Securities Law. All forward-looking statements are subject to risk and uncertainties and other facts that may cause actual results and performance or achievements of FB Financial to differ materially from any results expressed or implied by such forward-looking statements.

Many of such forward-looking statements are beyond FB Financial's ability to control or predict, and listeners are cautioned not to put undue reliance on such forward-looking statements. A more detailed description of this -- of these and other risks is contained in FB Financial's periodic and current reports filed with the Securities and Exchange Commission, including FB Financial's most recent Form 10-K, except as required by law.

FB Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events, or otherwise.

Please refer to the accompanying disclaimers included in the presentation for more information.

I would now like to turn the presentation over to Mr. Chris Holmes, FB Financial's President and CEO. Please go ahead, sir.

Chris Holmes: All right, thank you very much. Good morning, everybody. Thank you for joining us on the call this morning.

And as you've seen, we're proud to announce the combination of FB Financial Corporation and Southern States Bancshares. We appreciate your interest in both FB Financial and Southern States, and we're pleased to make this announcement on -- as we move forward here.

So, as you've heard us discuss before, we have a disciplined approach when we're evaluating a merger partner and we consistently look at three things.

First, we look for the right cultural fit. We believe that scalable business success requires a team of people with a common mission and shared values. At FirstBank, our values drive our motivation and our decisions, which ultimately produce our results. So, getting culture right is table stakes for us.

Second, we evaluate the map and the market opportunity. This includes geography, but also includes growth and expansion opportunities in those markets, macro and microeconomic conditions of those markets, and the market leaders, both institutions and the individuals.

Finally, we consider the financials. We look for solid operators that generate superior returns, balance sheet strength, disciplined credit culture, and consistent risk management to ensure that the combination is accretive to our business and rewarding to our shareholders.

For some time now, we've had the opportunity to get to know the Southern States Bank team, understand their culture, learn about their communities that they serve, and watch their performance. We understand the many similarities between our two institutions. We couldn't be more excited to make this combination announcement today.

Culturally, Southern States has a customer-centric focus with a deep commitment to the communities they serve. Many of those communities look and feel like the communities that FirstBank currently serves across our five-state footprint. Southern States consistently produces strong growth and solid returns for their shareholders and maintains deep roots in their communities.

Southern States also uses a relationship banking approach. We believe that Southern States and FirstBank's customer focus, community style of banking and value systems are uniquely aligned.

Geographically, the two banks' footprints complement each other well. The combination adds to the density in Birmingham and Huntsville markets where we both operate, while also continuously expanding our footprints in the new markets in East Alabama and West Georgia.

The expansion includes markets that benefit from their adjacency to metropolitan Atlanta. These markets remind us of some of the markets that we serve today that are in other MSAs, including Nashville, that are suburban communities outside of larger metros.

Financially, the transaction is compelling. I'll let Michael provide more details around the financial profile and modeling assumptions of the deal. But at a high level, we anticipate 12% EPS accretion, limited tangible book value dilution in less than -- at less than 4%, and a tangible book value earn back period of less than two years. So in financial terms, the deal makes a lot of sense for both banks.

To give you a sense of the process we've undertaken over the past few months, we've included a slide in our investor presentation with some depth on the diligence process. Our process was comprehensive with over 12 focus areas -- with 12 focus areas covering all notable risk areas and functions of the bank. We leveraged the in-house expertise of our team and engaged third-party advisors where necessary to aid in the process.

We completed comprehensive credit review, which includes a review of 60% plus of the outstanding loan balances, 85% plus of loan balances in a classified status. Through the loan review and the diligence process, we were able to confirm Southern States' strong credit culture as evidenced by the limited loss history in the loan portfolio.

In total, our teams reviewed 500 plus diligence documents, and I'd like to thank both teams for their work throughout the diligence process and for all the efforts expended to help bring this combination together.

I'd also like to thank the Southern States team, especially Mark Chambers, the Southern -- the CEO; and Lynn Joyce, the CFO. These two individuals have been invaluable throughout this process, and we look forward to pulling two good teams together to form one great team. Both Mark and Lynn will remain with the company after closure, and we look forward to their leadership.

Looking forward at our timeline, we anticipate closing the deal within Q3 or early Q4, and we'll target a conversion shortly thereafter.

On the regulatory front, of course, we've had conversations with our regulators about this transaction and we're encouraged by the pace of approvals that we've seen in other recent deals in our asset size range. In the days to follow, we'll be submitting our regulatory applications and working through the approval process.

Now, before I pass the call on to Michael, I want to conclude by saying that over the past few years, our company has worked hard to prepare to be able to continue improving the company and how we operate, while at the same time integrating an acquisition. Our management teams remain laser focused on consistently improving a strong operating foundation that enables us to pursue growth opportunities. We believe that continuing investments made in technology, talent and processes will allow us to unlock shareholder value through added scale, ultimately creating a better FirstBank.

But with that, I'd like to pass the call over to our CFO, Michael Mettee.

Michael Mettee: Thank you, Chris. Good morning to everybody and thank you to everybody that's joined us today.

I'd like to echo Chris' thank you and comments to the Southern States team and our internal teams, who've been working diligently behind the scenes to bring us to this point.

I'm excited to share with you some of the details surrounding this combination.

The transaction itself is an all-stock deal with an exchange ratio of 0.8 shares of FB Financial common stock for each share of Southern States common stock, which values the total deal consideration just north of $380 million.

In the financial model, we estimate cost saves of approximately 25%, which we anticipate phasing over 2025 and 2026 and a 100% thereafter. And we're anticipating pre-tax transaction costs of around $38 million.

On the loan portfolio, we've estimated the total loan mark at 3.2% or $71 million. $36 million is related to credit, which equates to 1.53% of gross loans and a split 50/50 between non-PCD and PCD. This results in a Day 2 CECL double count of approximately $18 million. The remaining mark of $35 million is interest rate related and is modeled to accrete straight line over four years.

At closing, we'll mark all of Southern States held-to-maturity securities to fair value through purchase accounting and re-class them into available-for-sale. Over time, we'll optimize the entire portfolio and liquidate some of the securities portfolio to redeploy into higher earning assets, pay down the limited wholesale funding that exist, or reinvest in other bonds.

Lastly, our assumptions include a core deposit intangible of about 2% of non-time deposits and an estimated write-down on their sub debt of $10 million.

All-in, on a pro forma basis, we anticipate strong returns from this transaction. As Chris mentioned, our model showed 12% earnings per share accretion and intangible book value earn back of less than two years, all while maintaining minimal dilution at a sub-4% level. We believe these to be conservative earnings estimates and have a high level of confidence in our ability to meet these modeled expectations.

As a combined entity, we'll see meaningful improvements in our return and efficiency ratios, as we have denoted in our investor presentation.

Our 2026 pro forma returns show a return on average assets of 1.41%, a return on average tangible common equity of 14.5% and an efficiency ratio of 50%. These metrics are above our peer group median and an improvement to our standalone metrics, resulting in progress towards our expectations of peer-leading financial results.

Concerning capital, this transaction is effectively the combination of two banks that are both in strong capital positions. On a pro forma basis, the combined common equity tier-one ratio is 12.1% and the total capital ratio is 14.8%. Our tangible common equity to tangible assets models out to 9.9% at close. These ratios boast results well above regulatory thresholds and place the combined entity in a sound financial position.

Having such a strong capital position at close enables us to continue to be bullish around capital deployment and look at options to leverage our capital base to improve shareholder value.

Overall, we are very pleased with the financial profile of this deal as it builds scale, expands our geography, improves returns, and adds franchise value, all of which benefits our company and its shareholders. We look forward to capitalizing on this opportunity as well as the opportunities in front of us as we continue to grow our franchise across the southeast.

With that, I'll now turn the call back over to Chris.

Chris Holmes: All right. Thank you, Michael.

And in closing, I would just like to extend a word to both teams and especially the Southern States team. We look -- we do look forward to combining our companies into a bigger and better company than either of us could be on our own. We're excited to see what we can accomplish together.

Thank you again to all the participants for your interest in FB Financial and Southern States, and our announcement today.

And operator, at this time, we'd like to open the line for questions.

Operator: Thank you. We will now begin the question-and-answer session. (Operator Instructions)

And the first question will come from Catherine Mealor with KBW. Please go ahead.

Catherine Mealor: Thanks. Good morning, and congrats.

Chris Holmes: Thanks, Catherine.

Michael Mettee: Thanks, Catherine.

Chris Holmes: Good morning to you.

Catherine Mealor: Wanted to -- everything is laid out really clearly in the slide deck, so thanks for all of that. I just wanted to kind hear what you're thinking about forward growth. Both companies, Southern States’ has had really strong high double-digit growth rate for the past couple of years. I think FBK, you've slowed a little bit, but we're getting ready, I think, to ramp up for a kind of better growth over the next couple years for you.

So just kind of curious how you're thinking about growth rate on this balance sheet that you're bringing over, what that could look like pro forma. Thanks.

Michael Mettee: Yes, good morning, Catherine. Thanks for joining.

So, we modeled out just actually based off the consensus estimates with the group here on the phone, obviously, through communication from both bank management teams. Going forward, we expect to be right in this kind of, what I'll call, the FirstBank traditional range of that 8% to 10% growth, is where we would continue to grow the company.

Catherine Mealor: Okay, great.

Chris Holmes: So, we did use consensus in the model, but typically our internal goals are higher than -- higher than that. And so, we've said 8% to 10%. We've also said high-single-digit, low-double-digit. And so I think that's a good estimation.

Catherine Mealor: Okay. And we've got 8% to 10% in our numbers, which is in consensus, so this feels like those are matching up appropriately.

Chris Holmes: Good.

Catherine Mealor: Okay, great. And I mean, that's for Southern States. And so then -- and then separately on just the pro forma margin, how are you thinking about that as that comes together and any kind of changes that this might do to your asset sensitivity?

Michael Mettee: So, they kind of -- this is really good because we together kind of fit like a glove. We both have half our -- we're 50/50 floating and fixed, very similar balance sheets, slightly improved asset sensitivity for both companies. So we're more neutral and they've done a really good job on loan pricing and margin. We've been able to hold ours in that mid- to low-350 range. They've been in the 365 range.

So I think you kind of meet a little bit closer to us, right, when you're doing a kind of an interpolated number. But I think our range still would hold from what we've been talking about for the year.

Catherine Mealor: Okay, great. And any -- my last question is, I've noticed in the slide deck, you said closing as of third quarter or fourth quarter. And given that these deals that we've seen are just getting approved and closed a lot quicker than expected, is that fourth quarter just being super conservative, or is there anything -- any reason that you think it could take that long to close?

Chris Holmes: Yes, so, I'm getting some ribbing from the room here, Catherine. Look, we --

Catherine Mealor: I know you're conservative, Chris. I'm hoping that’s all it is.

Chris Holmes: So -- yes, so, look, we hope to close as quickly as possible. Some of our advisors and folks that help us are I'm sure listening to the call and they know the goal. So, but some of those things are out of our control, as you know -- you don't know what things happen there from third parties. So, we would anticipate really more of a third quarter and we -- depending on what happened, maybe it could slip into the fourth quarter, but we would anticipate a third quarter.

And there've been some recent really quick approvals from a regulatory perspective and we've challenged our third parties to set a new record, our outside helpers to set a new record, so that -- that's what -- that would be our goal. But I think, realistically, probably third quarter is the best spot to target.

Catherine Mealor: Okay. That makes sense. All right, thanks so much and congrats.

Chris Holmes: Thank you.

Michael Mettee: Thanks, Catherine.

Operator: Your next question will come from Stephen Scouten with Piper Sandler. Please go ahead.

Stephen Scouten: Hey, good morning everyone. Congrats on the deal. It's great to see it. I think it's going to be good for the market too to see such a well-priced deal. So thank you for that.

I'm curious, a lot of times when people think about deals, we think about cost saves and what can be stripped out, but as a way, I feel like I'm hearing you guys talk about it and you think about the business, this more helps you to invest in the growth of the company moving forward. It gives you needed scale to make further investments.

Can you talk about some of that stuff that this might allow you to do over the next couple of years with the increased scale and still the strong capital, and how you think about that, the leveraging of that capital over time?

Chris Holmes: Sure. Good morning, Stephen. Thank you for the comments and a couple of things, and we worked some of these into the comments, but they tend to be the ones that -- the comments that get overlooked.

And we have spent some time and some investment on trying to make sure that we can continue to improve the company because we think -- you got to get it to be a better and better operator every day. And when you -- when you start to add a big project like bringing two companies together like this, it really can deviate your focus from improving your operation, sometimes can completely, completely move your focus away from that to just trying to combine the companies. And so, we're really focused on being able to walk and chew gum at the same time.

So along with what you're saying, we're going to continue to invest, we'll continue to get better from a customer value proposition that's important to our team right now, so that we can continue to improve our organic growth profile, because we're in strong organic growth markets and we think that's critical. We also anticipate some possibly material disruption in our market as we go through the next two, three, four years. And so again, you got to be able to capitalize on that.

So that -- those are really important to us and that's part of what's in this. And so, when we said 25% cost saves, you also heard us say, both Mark and Lynn are staying with the company. There's not a lot of overlap. And so, that's a fairly conservative cost save number. And we're just not going to get much more aggressive because of exactly what we -- we got to -- we have to continue to invest because we think we've got exciting opportunities from here.

And so, that's how we're viewing it. It's really through a long-term lens of how we make sure we're going from a good operator to a great operator and, at the same time, expanding our opportunities geographically. This obviously extends our geography. We want to look to continue to extend the geography.

Stephen Scouten: Yes, that's perfect. That's really helpful.

And specifically around that, how do you think about the Atlanta MSA? I feel like it's never really been a market that's been high on your list. And I know you said this is maybe a little bit more tertiary, like some of your outlying Nashville market exposure. But how do you think about that entry and the potential for expansion and growth in and around Atlanta?

Chris Holmes: Yes. good question, Stephen, and the way you described it is -- does describe how we look at it. We don't have an obsessive goal of getting to Atlanta, but we think as you continue to expand in the Carolinas and in Georgia, Alabama, and Tennessee, Atlanta is a big -- it’s the largest metro in the southeast, that and Miami are in a different league in terms of population. And so, you're going to come across that.

The way that we've approached it, we'll approach Atlanta as the same way that we approached Nashville when we originally went into Nashville. And we're -- now, we're number six in market share with $4.5 billion, $5 billion there. We will go into markets like Cartersville and like Carrollton. We'll continue to do that with opportunities that -- if we have opportunities like this to combine with others around there, that would be -- exactly how we would approach it.

And then, someday, we may be in the center of Atlanta, but that's not -- that's not today. That's how we would approach it, is continue to benefit from some of those smaller communities in the collar counties, just like -- just like we're doing with this one.

And those -- by the way, those communities have really good growth profiles that come from the large Fortune 500 companies that are headquartered in Atlanta, those communities have a lot -- get a lot of growth benefit from that, both from retail consumers, but also from the smaller companies that are the level 2, level 3 companies that support all of those much larger Fortune 500 companies.

And so that's been our approach, and will continue to be our approach to Atlanta. So don't look to see us with an announcement sometime in the immediate future that has a giant Atlanta headline. But we're not -- we're not afraid of it. We're just -- we approach it in the way that had worked for us in the past.

Stephen Scouten: Yes. No, that makes sense. And then just last thing for me, I don't -- I don't know if I missed it in the slide deck, but I know Southern State has a bit more CRE as a percentage of the loan books than you guys do.

Where does this take your pro forma of CRE to risk-based capital, and is there any need to work any of that exposure down over time, or is it -- is it pretty well-contained?

Michael Mettee: Hey, Stephen. This is Michael. Thanks for joining.

Yes, we have it in here, but there's not a need to work it down. We'll continue to manage just as we have. We're about 240% of -- on our concentration ratio for CRE and about 65% for construction development. And that's on page, I think, 11 of the deck.

Chris Holmes: Page 11 of the deck.

Michael Mettee: So, yes, well -- yes, they do, obviously are a little heavier commercial real estates. It's kind of split owner occupied, non-owner occupied, and they do a good job managing that. And so the combined company will be able to move forward and continue to operate the way we've been operating.

Stephen Scouten: Perfect. Thanks so much for the time --

Chris Holmes: Thanks, Steve.
Stephen Scouten: -- and congrats, again.

Chris Holmes: Yes, thanks, Steve. And those are two important ratios that we've monitored closely. And so, again, about 240% on the CRE ratio on the -- for the combined company and about 65% on the C&D ratio. So, both very manageable and in a zone that we're comfortable with and we'll probably maintain ratios close to that.

Stephen Scouten: Got it. Thanks, Chris. Appreciate it, guys.

Chris Holmes: All right.

Operator: Your next question will come from Russell Gunther with Stephens. Please go ahead.

Russell Gunther: Hey. Good morning, guys. I wanted to just --

Chris Holmes: Good morning, Russell.

Russell Gunther: Good morning. Maybe a bigger picture question to start, just in terms of the background and how you -- how the deal came together, how long you guys have been getting to know each other, and whether or not this was a negotiated transaction.

Chris Holmes: Yes. So we -- yes, we met the team, I'd say, three years ago, or something like that. So it's been -- it's been a while. Maybe three -- yes, I'd say three plus years ago. I don't remember exactly the date, but it's been a while.

And then, we've watched them and how -- of course, we pay attention to every earnings release and we've watched them closely over that time period. We have also -- and then, we really began to get to know the management team, I don't know, maybe a year ago, or something like that, and have had conversations since then.

We began to have more serious conversations late last year, some time, and then -- and then, here we are. So, I'd say, during the fourth quarter or first quarter, those got to be a little more intentional, a little more serious.

And then we talked about possibility of making this happen, began to put some -- we really didn't -- actually talk about it even from a financial standpoint. It was really more about, again, culture and how the companies fit. And then, when we put some numbers behind it, we thought, wow, this actually looks really good financially too. And then, we -- again, throughout the quarter is when really most of the work took place, again, late last year and early this year.

Russell Gunther: Got it. Okay. Thanks, Chris.

And then, it sounds you're anticipating a shorter time to close. Just bigger picture question here, would you guys be willing to announce another transaction while Southern States’ still pending, and maybe based on the level of M&A discussions today, is that something that could be a likely event in 2025 or more likely to wait until deal close and integration to think about next steps?

Chris Holmes: Yes. I guess, the way we think about it is, Russell, that we think about -- at the end of the day, our job is managing the company, is to make sure we have a great customer value proposition, we're taking care of customers, and then to make sure that we are taking care of the capital that investors trust us with.

And so, the conversations that we have on how we -- how we apply that capital and how we get a great return on that capital will take place every day. Okay. We're obsessed with how we get that. That's how the team gets judged and rewarded.

And so, that's -- and so, we're having those conversations, and those include M&A. And so, while we haven't actually announced an M&A transaction since 2020, I can assure you not a week has gone by since then where we've had some conversations internally and externally about that. And so, we'll continue to do that.

When things come about -- when things actually come to pass, it's generally because the factors just happen to line up. And so, we don't have a lot of control over some pieces of that. And so, we'll continue to have conversations and be reactive.

If something that we found just to be -- that was really strategic to us came up, we'd have to have conversations with regulators and our team, our board, and figure out if we would undertake any -- how quickly we'd undertake something else.
But we don't -- we don't ever take the opportunity to improve our company, improve our value proposition, and improve our return on capital. We don't -- we don't ever take that off the table. So it's a matter of kind of just when the factors line up and we're -- we'll continue to look for that.

Russell Gunther: Understood. Okay. I appreciate your thoughts on the topic, Chris.

And then, guys, just last one for me, maybe a follow-up, please, on the pro forma NIM and how you guys are thinking about that. I think the comment was sort of within the most recently communicated range. So, maybe just remind us what that is and how this accretive deal kind of fits into that range, what the puts and takes are.

Michael Mettee: Yes, Russell. Good morning. So that range was kind of -- for FPK was 352-ish to 358-ish. Obviously, bringing in their balance sheet, couple billion -- $3 billion in assets, 365-ish margin, puts us at the upper end after close. There are opportunities through the investment portfolio and wholesale funding. Of course, we continue to optimize our balance sheet as well.

So, I feel really good about their diligence and how they price loans. Deposits are always a focus for every company, so focus for the combined entity and core operating accounts, which helps with margin, but more importantly, helps grow relationships. And that's really what we're here to do, and margin moves based off competitive environment.

But the focus is on core relationships, operating accounts, and really growing both sides of the balance sheet. But the deposits out of that is critical for the combined entity. So, we think the balance sheet fits nicely and we think we can optimize it on both sides after close.

Russell Gunther: Got it. Okay. Thanks, Michael, and thank you both for taking my questions.

Chris Holmes: Thanks, Russell.

Michael Mettee: Thanks, Russell.

Operator: The next question will come from Brett Rabatin with the Hovde Group. Please go ahead.

Brett Rabatin: Hey, guys. Good morning. Congrats.

Michael Mettee: Thanks. Good morning.

Chris Holmes: Thanks. Good morning, Brett.
Brett Rabatin: I wanted to ask -- when I -- when I look at potential opportunities, wanted to hear what you guys thought might be the biggest near term things with the combined franchise. I noticed that the cost of interest-bearing funds is about 50 basis points higher for SSBK and a big piece of that is the CD book.

Would that be the biggest near term opportunity for improving pro forma profitability, or are there other things that you guys see that would be easy or low-hanging fruit, so to speak?

Michael Mettee: Yes. Hey, Brett. Good morning. I hope you did okay in the storms last night. It's been a -- was a pretty crazy night in Nashville, I think.

Brett Rabatin: Yes.

Michael Mettee: Yes. So, I think Lynn and team do -- have done a really good job. They keep their -- you mentioned interest-bearing and the CD portfolio, it's short duration, about $400 million of it is less than 12 months. So that is opportunity to reprice wholesale. They've kept short as well. It's not a huge number, but the combined entity and the liquidity profile helps reprice those lower as well.

So, that is -- that is an opportunity. Loan pricing diligence, they do a good job on loan pricing. Yes, their -- you mentioned their deposit costs are 50 basis points higher than ours, but their loan yields are also 50, 60 basis points higher too. So, net margin does a really good job.

And then, investment portfolio, $225 million-ish, we'll be able to work with that really day one as well to drive a meaningful margin expansion.

Brett Rabatin: Okay. And then I don't really think of you guys as being big specialized lenders. But are there lines of business and lending, or, otherwise, any mortgage banking or something that you guys think with best practices you can -- you can bulk up the combined company in?

Michael Mettee: One of -- one of the things that is great about the combination of the -- our two entities is we're very similar in a lot of ways. We're good bankers, traditional banking lines, no real specialty things on their side.

Mortgage, they have a couple mortgage people we're excited to welcome to the team. But we see that as opportunity throughout their -- the market expansion, the footprint. And so, hopefully, we can expand upon that.

So, there is opportunity in that, they have a smaller team and we're excited to welcome them.

Chris Holmes: Yes. And I would just say this, Brett. Both companies are really good, what I call community bankers -- have good community banking with consumer small business portfolios that are granular, deep in our communities, and frankly, that's what we like.

And so, there's not a lot of specialty lines, actually, no specialty lines. We do have a manufactured housing line on our side, the FirstBank side. But we -- but what we actually like is, hey, it's pretty much core business. The FirstBank also has pretty good expertise in mortgage, and that's one of the things we've heard from their team is, hey, we're excited to get more expertise in the mortgage area. And so, we're happy to provide that and expand that when the time is -- when the time is right, so.

Brett Rabatin: Okay. Great. Appreciate all the color, guys.

Michael Mettee: Thanks, Brett.

Chris Holmes: Thanks, Brett.
Operator: The next question will come from Christopher Marinac with Janney Montgomery Scott. Please go ahead.

Christopher Marinac: Hey, thanks. Good morning. Chris and Michael, you talked about Atlanta earlier, so I just want to ask, I guess, a similar question, which is if you think of the next three to five years, can you envision Tennessee getting diversified to where Alabama, Georgia, and even North Carolina become kind of equal parts of the footprint?

Do you think of it that way, and is that part of kind of what sort of, I guess, your big picture rationale would be from both organic and external expansion?

Chris Holmes: So the short answer is, we do see it similar to what you -- what you said. We are southeastern in our focus. I think -- we're headquartered in Nashville. We have bigger ambitions just for Nashville.

And so, I've mentioned earlier, we're number six in market share, and every single market, every single -- we divide up the world today and our internal reporting as seven metros, and every single one of them needs to climb the market share tables next year. And so, whether that's inside Tennessee or outside Tennessee.

And so we look at it more market, I guess, instead of state, and so we do have ambitions to continue to add to that. And some of those are outside Tennessee. We just -- we just went into Asheville and opened up de novo in Asheville.

We have the ability and the capital -- after this transaction, our CET1 still is going to be in excess of 10%. Our TCE -- I'm sorry, 12% on CET1. I was thinking TCE to TA, where we're almost 10%, we're like 9% --

Michael Mettee: 9.9.

Chris Holmes: -- 9.9% on TCE to TA. So we're still have a very strong capital base and the opportunity there. And so -- and this, again, applies back to one of the earlier questions. So we're thinking about how we continue to drive that return. And so we're thinking about markets -- we're in most of the Tennessee markets, so organic growth is important there. But we're thinking about how we get into new ones and juice the organic growth even more.

So, to summarize that, I'd say we are thinking southeastern, which does mean it will be -- you'll continue to see the Tennessee market grow, but you'll see others grow more, so you'll continue to see just like this transaction, you'll continue to see us add probably a larger market share in some places outside of Tennessee.

Christopher Marinac: Okay. Great. Thanks for expanding on that.

And just a quick follow-up is, you mentioned disruption earlier in the call. Do you think that disruption is happening as we speak, or is that more a perspective that you anticipate change around your markets?

Chris Holmes: It's funny -- that's a good question. Probably, actually insightful question. I would say it's happening as we speak. And the reason that I say that is, all of us who are really focused on the business are watching how this -- how this industry is evolving. And some have a great foundation to move forward. Others, I'd say, have a -- there may be more questions about exactly what that looks like moving forward, and that can cause folks to begin to ask questions.

And so we're seeing a few more recruiting opportunity than we've seen in a long, long time, and that's not just -- that didn't just happen this week. That's been happening over a series of months now.
And I don't mean people that are being shopped by headhunters. I mean, folks that don't move -- that hadn't changed jobs in 15 years and are not necessarily on the market, but are open to conversations in ways that they haven’t -- we've found them not to be open in times past.

I think that's a combination of, one, we -- I think we sit in an attractive size range, where we're small enough to really get a lot of things done and have a lot of ability to service customers in a -- in a positive way and put people in a position to really service their customer.

And so, we're small enough, I think, for that to happen. We're also large enough where we can -- we can do relatively large -- handle relatively large customers on both the deposit and the loan side.

And so, I think as people begin to think about where things are headed, and we've had a long-established reputation for having a long-term plan, I think all those things are beginning to benefit us. And I do think, yes, the disruption is actually already underway.

Christopher Marinac: Great, Chris. Thanks for the time and insight this morning. I appreciate it.

Chris Holmes: All right. Thanks, Chris.

Operator: This concludes our question and answer session.

I would like to turn the conference back over to Mr. Chris Holmes for any closing remarks. Please go ahead, sir.

Chris Holmes: Okay. Thanks, again, to everybody for joining us. We really appreciate it, especially thank you to all of our teammates at Southern States Bank and FirstBank. We look forward to spending time with all of you in the -- in the coming days, all right? Everybody, have a great day.

Operator: The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.

Important Information About the Transactions and Where to Find It
This filing does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, FB Financial will file with the SEC a Registration Statement on Form S-4 to register the shares of FB Financial capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FB Financial and Southern States that also constitutes a prospectus of FB Financial. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of FB Financial and Southern States seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FB FINANCIAL, SOUTHERN STATES, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FB Financial or Southern States through the website maintained by the SEC at https://www.sec.gov or from FB Financial at its website, https://investors.firstbankonline. com, or from Southern States at its website, https://ir.southernstatesbank.net. Documents filed with the SEC by FB Financial will be available free of charge by accessing the “SEC Filings” tab of FB Financial’s website at, https://investors.firstbankonline.com, or alternatively by directing a request by mail to FB Financial’s Corporate Secretary, 1221 Broadway, Suite 1300, Nashville, Tennessee 37203, and documents filed with the SEC by

Southern States will be available free of charge by accessing Southern States’ website at https://ir.southernstatesbank.net under the “SEC Filings” tab or, alternatively, by directing a request by mail to Southern States’ Corporate Secretary, 615 Quintard Ave., Anniston, Alabama, 36201.
Participants in the Solicitation
FB Financial, Southern States, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Southern States shareholders in connection with the proposed merger under the rules of the SEC. Information about the interests of the directors and executive officers of FB Financial and Southern States and other persons who may be deemed to be participants in the solicitation of shareholders of FB Financial and Southern States in connection with the Corporate Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Corporate Merger, which will be filed with the SEC.
Information about the directors and executive officers of FB Financial and their ownership of FB Financial Common Stock may also be found in the preliminary proxy statement for FB Financial’s 2025 annual meeting of shareholders (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649749/ 000164974925000066/fbk-20250328.htm), filed with the SEC by FB Financial on March 28, 2025, and other documents subsequently filed by FB Financial with the SEC. To the extent holdings of FB Financial Common Stock by the directors and executive officers of FB Financial have changed from the amounts of FB Financial Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.
Information about the directors and executive officers of Southern States and their ownership of Southern States Common Stock may be found in the definitive proxy statement for Southern States’ 2024 annual meeting of shareholders (available at https://www.sec.gov/Archives/edgar/data/1689731/000162828024 012666/a2024proxy-def14a.htm), filed with the SEC by Southern States on March 22, 2024, and other documents subsequently filed by Southern States with the SEC. To the extent holdings of Southern States Common Stock by the directors and executive officers of Southern States have changed from the amounts of Southern States Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This filing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about FB Financial, Southern States or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the Corporate Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.
These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Southern States’ control. In addition to factors previously disclosed in FB Financial’s and Southern States’ reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the risk that the cost savings and any revenue synergies from the proposed Corporate Merger is less than or different from expectations, (2) disruption from the proposed Corporate Merger with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement, (4) the failure to obtain necessary regulatory approvals for the Corporate Merger and Bank Merger, (5) the failure to obtain the approval of FB Financial and Southern States’ shareholders in connection with the Corporate Merger, (6) the possibility that the costs, fees, expenses, and charges related to the Corporate Merger and Bank Merger may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Corporate Merger to be satisfied, (8) the risks related to the integration of the combined businesses, including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Corporate Merger and Bank Merger, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Corporate Merger and Bank Merger, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Corporate Merger and Bank Merger, and (16) general competitive, economic, political, and market conditions.
These factors are not necessarily all of the factors that could cause FB Financial’s, Southern States’ or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm FB Financial’s, Southern States’, or the combined company’s results.
FB Financial and Southern States urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by FB Financial and/or Southern States. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this communication or made by FB Financial or Southern States in any report, filing, document or information incorporated by reference in this communication, speaks only as of the date on which it is made. FB Financial and Southern States undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. FB Financial and Southern States believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, FB Financial and Southern States caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, FB Financial and Southern States caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.
If FB Financial or Southern States update one or more forward-looking statements, no inference should be drawn that FB Financial or Southern States will make additional updates with respect to those or other forward-looking statements. Further information regarding FB Financial, Southern States and factors which could affect the forward-looking statements contained herein can be found in FB Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649749/000164974925000035/fbk-20241231.htm) and its other filings with the SEC, and in Southern States' Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001689731/000162828025012878/ssbk-20241231.htm) and its other filings with the SEC.